UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

MFS InterMarket Income Trust (CMK)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59318R103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 23, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 59318R103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,577,358

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,577,358

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,577,358

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

24.04%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

MFS InterMarket Income Trust
MFS Funds,
500 Boylston Street,
Boston, MA 02116

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 2,577,358 shares of MFS InterMarket Income Trust on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 24.04% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of MFS InterMarket Income Trust fits the investment guidelines for various Accounts. Shares have been acquired since November 14, 2012.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 2,577,358 shares or 24.04% of the outstanding shares.

Karpus Investment Management Defined Benefit Plan presently owns 14,300 shares
George Karpus presently owns 3,200 shares
Karpus Investment Management Profit Sharing Plan presently owns 14,550 shares

None of the other principals of KIM presently own shares of MFS InterMarket Income Trust.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market transactions for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market transactions:

Date Shares Price Per Share

2/23/2015  (75)  $8.28
3/2/2015  28,000   $8.52
3/2/2015  (300)  $8.39
3/3/2015  4,521   $8.48
3/5/2015  (100)  $8.36
3/9/2015  (400)  $8.35
3/10/2015  (325)  $8.32
3/13/2015  (300)  $8.34
3/17/2015  (1,700)  $8.31
3/24/2015  (600)  $8.36
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of MFS InterMarket Income Trust securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased MFS InterMarket Income Trust for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent letters to the Fund, copies of which are attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Daniel Lippincott
Title:   Senior Tax-Sensitive Manager
Date:   April 23, 2015

EXHIBIT 1

VIA OVERNIGHT MAIL

April 23, 2015

Mark N. Polebaum, Secretary and Clerk
MFS Intermarket Income Trust I
111 Huntington Avenue
Boston, Massachusetts 02199

 Re: MFS Intermarket Income Trust I ("CMK" or the "Fund")

Mr. Polebaum,

As of April 23, 2015, Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 2,577,358 common shares (or 24.04% of the outstanding common shares) of the MFS Intermarket Income Trust I ("CMK" or the "Fund").
This percentage is based on 10,717,991 shares outstanding, as listed in the Fund's Annual Report, filed with the U.S. Securities and Exchange Commission in February 2015.

Karpus intends to present the following proposal at the 2015 annual meeting of shareholders, anticipated to be held in October 2015, or any postponements or adjournments thereof (the "Meeting"):

PROPOSAL

The investment advisory agreement between the MFS Intermarket Income Trust I and Massachusetts Financial Services Company ("MFS" or the "Manager") shall be terminated.

SUPPORTING STATEMENT

CMK's shares have traded at a significant discount for an extended period of time. Given the nuances of closed-end funds, a persistently wide discount can come from a variety of things. However, in CMK's case we believe the reason for the Fund's persistent discount is simple. We believe it is attributable to subpar performance.

In fact, as of 3/31/2015 CMK has underperformed its stated benchmark, the Barclays U.S. High-Yield Corporate Bond 2% Issuer Capped Index, over 3, 5, 7 and 10-year time periods on both a price and net asset value basis. Over each of these periods, the Fund has underperformed by an average of 1.59% per year for price and 2.93% per year on a net asset value basis (Source: Bloomberg). This is not acceptable.

To combat our argument regarding poor performance, the Fund is likely to ask shareholders to review its performance versus its second, custom created benchmark. If or when the Fund does this, we ask you to consider that on a net asset value basis - which reflects the performance of the investments chosen by the Manager - the Fund has also underperformed their custom benchmark, net of fees, over 5 and 7-year time periods.

Despite the many arguments that the Fund is likely to come up with against our proposal, the simple fact of the matter is that the current manager has not been able to provide attractive long-term performance for the Fund. MFS has been given more than ample time to prove its value to CMK shareholders and we believe it has fallen short of being able to do so.

It is clear that the time for change is now! If you agree and believe CMK should terminate its investment advisory agreement with MFS and replace them with a manager more focused on shareholder value, please vote FOR this proposal.

END OF PROPOSAL

As is required by Rule 14a-8, attached is a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced shares, verifying that the referenced shares were continuously and beneficially owned, and had a market value of
$2,000 or more, for at least a one year period prior to the date of the submittal of this Proposal. KIM intends to hold the shares referenced in the enclosed attachments through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide it in order to cure any deficiency.

Sincerely,

Brett D. Gardner
Sr. Corporate Governance Analyst